

January 11, 2018

<u>**Via E-Mail**</u>

Martha E. McGarry, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

> **Re:** **Amplify Snack Brands, Inc.**
> **Schedule TO-T filed January 2, 2018, by Alphabet Merger Sub Inc.**
> **and The Hershey Company**
> **SEC File No. 005-89260**

Dear Ms. McGarry:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

<u>Background of the Offer, page 23</u>

1. You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the first sentence of the first paragraph of this section.

2. Please provide detailed disclosure of any negotiation of the Support Agreements.

<u>Source and Amount of Funds, page 44</u>

3. We note disclosure indicating that you intend to finance the acquisition of Shares in the Offer and merger with a combination of cash on hand and new debt. Please provide the disclosure called for by Item 7 of Schedule TO. Please refer to Item

1007(d) of Regulation M-A. Also, to the extent applicable, file any exhibits to your Schedule TO required by Item 1016(b) of Regulation M-A. Finally, tell us how you plan to disseminate this new disclosure to shareholders.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions